UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated October 20, 2022

Commission File Number: 001-40286
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Arrival
(Exact Name of Registrant as Specified in Its Charter)
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Grand Duchy of Luxembourg
(Jurisdiction of Incorporation or Organization)
60a, rue des Bruyeres, L-1274 Howald,
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-254885) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 20, 2022, Arrival (the “Company”) issued a press release announcing that it will focus its unique technologies in the US market. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Arrival on October 20, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By     /s/ Denis Sverdlov
Name:     Denis Sverdlov
Title:     Chief Executive Officer
Dated: October 20, 2022

Exhibit 99.1

Arrival to Focus its Unique Technologies on the US Market

LUXEMBOURG (20 October, 2022) – Arrival (NASDAQ: ARVL), inventor of a unique new method of design and production of electric vehicles (EVs) by local Microfactories, today announced a proposal that would see the company refocus its resources on the US market while further advancing its enabling technologies.

Arrival has achieved critical milestones this year including Bus and Van certification in Q2 and produced the first production verification L Van in the Bicester Microfactory in Q3 which proves a vehicle can be assembled in a microfactory.

In August, the Company announced plans to use existing cash on hand of $513M plus funds available through a $300M At the Market (ATM) Platform to deliver the first vehicles to UK customers this year, invest in hard tooling and launch the Charlotte microfactory next year. At the end of Q3, the Company had existing funds of approximately $330M cash on hand and due to the current share price and daily trading volumes, has not found the ATM to be a reliable source of capital. Scaling production in the Bicester microfactory requires significant further investment in hard tooling and working capital and the Company has determined that the benefits of such an investment would be best directed to the US market.

As a result, today the Company announced a plan to restructure its business to focus resources on a family of Van products for the US market as well as its enabling technologies - including core components, composite materials, mobile robotics, and software-defined factories.

The Company will continue to produce a small number of Vans in Bicester to optimize microfactory processes and support trials with customers.

The major factors in the Company’s decision to shift focus to developing its US business included the tax credit recently announced as part of the Inflation Reduction Act - expected to offer between $7,500 to $40,000 for commercial vehicles, the large addressable market size, and substantially better margins.

The business plans to raise capital to fund the commercialization of these vehicle programs in the US and is exploring all funding and strategic opportunities needed to bring the Vans designed for the US into production at the company’s second Microfactory in Charlotte, North Carolina.

In order to extend the company’s cash runway, Arrival plans to further right-size the organization and cut cash intensive activities while continuing to advance its core technologies. The result of these proposals is expected to have a sizable impact on the Company’s global workforce, predominantly in the UK.

A business review will be provided during Arrival’s third quarter 2022 financial results webinar on November 8, 2022.

About Arrival
Arrival's mission is to master a radically more efficient New Method to design, produce, sell and service the best ever electric vehicle, because we want a world where cities are free from fossil fuel vehicles. Our in-house technologies enable a unique approach to produce vehicles using rapidly-scalable, local Microfactories. This method facilitates cities and governments in achieving their sustainability goals whilst also supercharging their communities. This vertically integrated business model is how we can have the radical impact our world needs today. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward Looking Statements
This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates. Such statements are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release.

Media Contacts
Media
pr@arrival.com
Investors
ir@arrival.com